SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 13, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on January 13, 2005

Amsterdam • 13 January 2005

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN OR INTO THE UNITED STATES OR OVER UNITED STATES WIRE OR NEWS SERVICES

ING Canada Announces closing of over-allotment option

ING Canada Inc. (TSX – IIC.LV) announced that the underwriters of its recently completed initial public offering have exercised their over-allotment option in full and have today purchased 5,232,000 common shares of ING Canada at the initial public offering price of CDN$26 for gross proceeds of CDN$136,032,000. The combined gross proceeds of the IPO and the exercise of the over-allotment option totalled CDN$1.04 billion.

After the completion of the IPO and the exercise of the over-allotment option, ING Groep N.V. holds 70.0% of the 133,732,000 issued and outstanding common shares of ING Canada. The total proceeds on the IPO will result in a net gain of about EUR 285 million for ING Group, of which EUR 24 million will be recorded in 2005. The positive impact on the debt/equity ratio of ING Group on the total IPO will be about 110 basis points.

ING Canada is the largest provider of property and casualty insurance in Canada based on direct premiums written in 2003. ING Canada’s principal insurance products are automobile, property and liability insurance, which it provides primarily to individuals and small to medium sized businesses through its insurance subsidiaries across Canada.

Merrill Lynch Canada Inc. and CIBC World Markets Inc. were the co-lead managers of the underwriting syndicate, which also included BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., UBS Securities (Canada) Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.

Press enquiries: ING Group: Frank van der Voort, +31 20 541 5469 or +31 6 150 63 913 frank.van.der.voort@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933 (the Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

Certain of the statements contained in this press release that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
• changes in general economic conditions, including in particular economic conditions in ING’s core markets,
• changes in performance of financial markets, including emerging markets,
• the frequency and severity of insured loss events,
• changes affecting mortality and morbidity levels and trends,
• changes affecting persistency levels,
• changes affecting interest rate levels,
• changes affecting currency exchange rates, including the euro-U.S. dollar exchange rate,
• increasing levels of competition in the Netherlands and emerging markets,
• changes in laws and regulations
• regulatory changes relating to the banking or insurance industries,
• changes in the policies of central banks and/or foreign governments,
• general competitive factors, in each case on a global, regional and/or national basis.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Head Legal Department

Dated: January 13, 2005